Exhibit 99.1

RNS Number:7676X
Wolseley PLC
19 April 2004

NOTIFICATION UNDER THE LISTING RULES - DIRECTORS 16.3(c)

The Wolseley Employee Share Purchase Plan 2001 (ESPP)

Following the maturity of their savings contracts, ordinary shares of 25p each (granted under the ESPP in April 2003 at an option price of 437.75 pence) have today been allotted to the under-noted directors. These will be delivered in the form of American Depository Shares in the capital of Wolseley plc:

Name	Shares
C A Banks	607 ordinary shares
F N Hord	607 ordinary shares
C A Hornsby	607 ordinary shares

The directors' beneficial holdings have been respectively increased as a result of these allotments.

Enquiries:

Wolseley plc
0118 929 8700

Mark J White - Group Company Secretary
Guy Stainer - Head of Investor Relations

ENDS

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